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U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F. Street N.E.

Washington, D.C. 20549-6628

Attention: Anuja A. Majmudar, Attorney-Advisor; Ethan Horowitz, Accounting Branch Chief

RE: ONEOK Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-13643

Dear Ms. Majmudar and Mr. Horowitz:

On behalf of our client, ONEOK Inc. (the “Company”), this letter confirms the Company’s telephone conversation with you on October 17, 2022 regarding the Company’s request for an extension of time to respond to the comment letter dated September 22, 2022 from the Staff of the Division of Corporation Finance, Office of Energy & Transportation.

As discussed, the Company requires additional time to prepare its response and currently expects to respond by October 24, 2022.

Please contact me at (737) 910-7363 if you have any questions regarding this matter.

Sincerely,

/s/ David J. Miller
David J. Miller of LATHAM & WATKINS LLP

cc:	Walter S. Hulse, III, Chief Financial Officer and Treasurer, ONEOK, Inc.

Stephen B. Allen, Senior Vice President and General Counsel, ONEOK, Inc.